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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                      AMERICAN RESIDENTIAL SERVICES, INC.
                           (Name of Subject Company)

                      AMERICAN RESIDENTIAL SERVICES, INC.
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
and Associated Rights to Purchase Series A Junior Participating Preferred Stock
                         (Title of Class of Securities)

                                   028911105
                     (CUSIP Number of Class of Securities)

                               John D. Held, Esq.
              Senior Vice President, General Counsel and Secretary
                      American Residential Services, Inc.
                                 Post Oak Tower
                           5051 Westheimer, Suite 725
                           Houston, Texas 77056-5604
                                 (713) 599-0100
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                 WITH COPY TO:

                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                              Houston, Texas 77010
                                 (713) 651-5151
                         Attention: Charles L. Strauss

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is American Residential Services, Inc., a Delaware corporation (the "Company" or "ARS"), and the address of the principal executive offices of the Company is Post Oak Tower, 5051 Westheimer, Suite 725, Houston, Texas 77056-5604. The title and the class of equity securities to which this statement relates is the Company's common stock, par value $.001 per share (the "Common Stock") (and the associated rights to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, as defined below (the "Rights" and, together with the Common Stock, the "Shares")).

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the cash tender offer (the "Offer") by SVM M9 Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The ServiceMaster Company ("Parent" or "ServiceMaster"), disclosed in a Schedule 14D-1, dated March 29, 1999 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by ServiceMaster and Purchaser to purchase all outstanding Shares at a price of $5.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). The
Schedule 14D-1 states that the principal executive offices of each of ServiceMaster and Purchaser are located at One ServiceMaster Way, Downers Grove, Illinois 60515.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 22, 1999 (the "Merger Agreement") among the Company, ServiceMaster and Purchaser. A copy of the Merger Agreement is filed as Exhibit 3.1 to this
Schedule 14D-9 and is hereby incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged into the Company (the "Merger"). Following consummation of the Merger, the Company will be a wholly-owned subsidiary of ServiceMaster. At the effective time of the Merger (the "Effective Time"), each Share then issued and outstanding immediately prior to the Effective Time (other than Shares held by ARS or by any subsidiary of ARS, or owned by ServiceMaster, Purchaser or any other subsidiary of ServiceMaster, or Shares held by stockholders who shall have demanded and perfected appraisal rights in accordance with the requirements of Delaware Law) will be canceled and converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above. Certain information contained in this Schedule 14D-9 or incorporated herein by reference concerning ServiceMaster, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by ServiceMaster, and the Company takes no responsibility for such information.

  (b) Except as described herein, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex B (which is hereby incorporated by reference), to the knowledge of the Company, as of the date hereof, there is no material contract, agreement, arrangement or understanding, or any actual or potential conflict of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) ServiceMaster, Purchaser or their respective executive officers, directors or affiliates.

  In considering the recommendation of the Company Board set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company's Board have interests in the Offer and the Merger, which are described herein and in Annex B hereto and which may present them with certain conflicts of interest. The Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

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THE MERGER AGREEMENT

  Information with respect to the terms of the Merger Agreement and certain related matters, including the Merger (as defined therein), is set forth under the headings "Introduction", "Terms of the Offer", "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Conditions to the Offer" and "Certain Legal Matters" in the Offer to Purchase, a copy of which is filed as Exhibit 3.3 hereto and is hereby incorporated herein by reference.

INDEMNITY AND LIMITATION OF LIABILITY

  The Company has entered into indemnification agreements with each of its directors and executive officers by which the Company provides such persons with the maximum indemnification allowed under applicable law, with regard to all judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of the Company, with certain limitations and exceptions. A copy of the form of such indemnification agreement is filed as Exhibit 3.6 to this statement and is hereby incorporated herein by reference. To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the request of the Company, the indemnified person shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee or agent under such policy or policies. The agreements are binding upon any successor to the Company. The agreements continue in effect regardless of whether the indemnified person continues to serve as a director or officer of the Company.

  Subject to certain limitations, Article IV of the Amended and Restated Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of the Amended and Restated Bylaws is filed as Exhibit 3.5 to this statement and is hereby incorporated herein by reference.

  Delaware Law obligates the Company, as the Surviving Company in the Merger, to fulfill and honor after the consummation of the Offer its current obligations under the indemnification agreements and the bylaws.

  In accordance with Delaware Law, Article Seventh of the Restated Certificate of Incorporation of the Company eliminates the personal liability of a director to the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. Delaware Law prescribes certain limitations on such exculpatory provisions. A copy of the Restated Certificate of Incorporation is filed as Exhibit 3.4 to this statement and is hereby incorporated herein by reference.

  The Merger Agreement obligates ARS, as the surviving company, and ServiceMaster to indemnify the present and former directors and officers of ARS in respect of certain actions taken prior to the effective time of the Merger for a period of not less than six years from such effective time.

LIABILITY INSURANCE

  Each of the Company's directors and executive officers is insured against liabilities incurred by them in connection with their service in such capacities. The insurance policy provides aggregate coverage of $20,000,000 for claims made during the effective period of the policy.

  The Merger Agreement obligates ServiceMaster (or ARS, as the surviving corporation) to maintain in effect directors' and officers' liability insurance with respect to actions that shall have been taken prior to the effective time of the Merger on terms and conditions no less favorable to such persons than those in effect under ARS's directors' and officers' liability insurance as was in effect on March 22, 1999.

OTHER MATTERS

  Certain other contracts and arrangements between the Company and certain of its directors and executive officers are discussed in the Information Statement attached as Annex B to this Schedule 14 D-9.

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OTHER MATERIAL 1998 TRANSACTIONS WITH ARS DIRECTORS AND EXECUTIVE OFFICERS

  The standard compensation and stock option grant policies for ARS Board members, and the 1998 compensation and option grants to certain executive officers, are described in the Information Statement attached as Annex B to this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

THE ARS BOARD HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

  A letter to stockholders communicating the Board's recommendations is filed as Exhibit 1.1 hereto and is hereby incorporated herein in its entirety by reference.

  (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

BACKGROUND OF THE OFFER

  Pursuant to a request from Phillip B. Rooney, Vice Chairman of ServiceMaster, to Howard Hoover, Chairman of ARS, Messrs. Rooney and Kenneth
N. Hooten, a ServiceMaster Vice President, met with Messrs. Hoover and Thomas
N. Amonett, President of ARS, in Houston, Texas on March 10 and March 11, 1998. In this introductory meeting, Mr. Rooney noted ServiceMaster's recent acquisition of Rescue Rooter and told Messrs. Hoover and Amonett that ServiceMaster was interested in expanding its plumbing operations to encompass heating, ventilation and air conditioning installation and repair. The parties also discussed a possible strategic alliance involving ServiceMaster's American Home Shield operations and ARS's operations. The parties agreed that an exchange of ideas would be beneficial.

  On March 18, 1998, ServiceMaster and ARS executed a confidentiality agreement in connection with the consideration of a possible alliance or other transaction between ServiceMaster and ARS.

  On May 11, 1998, Messrs. Hoover and Amonett met with Messrs. Rooney and Hooten at ServiceMaster's offices in Downers Grove, Illinois to discuss in general terms a possible combination of ServiceMaster's Rescue Rooter operations and ARS's operations or a possible strategic alliance involving ServiceMaster's American Home Shield operations and ARS's operations. On June 29, 1998, Messrs. Amonett and Elliot Sokolow, Senior Vice President, Director of Residential Operations of ARS, met with Messrs. Hooten, Ernest J. Mrozek, Group President of ServiceMaster Consumer Services, Paul A. Bert, Executive Vice President, Marketing, of ServiceMaster Consumer Services, Scott J. Cromie, President and Chief Operating Officer of American Home Shield, William
E. LeBaron, President of Rescue Rooter, Thomas Scherer, Executive Vice President and Chief Financial Officer of ServiceMaster Consumer Services, and Robert Zipperer, Associate of ServiceMaster Ventures, in Memphis, Tennessee, regarding such possible combination or strategic alliance.

  During a telephone conversation in September or October 1998, Mr. Rooney suggested to Mr. Hoover that, subject to receipt and review of more detailed financial information, ServiceMaster and ARS consider a possible business combination at a potential price ranging from $6.00 to $8.00 per share of ARS common stock. Mr. Hoover agreed to continue discussions of such a possible business combination, but indicated that ARS sought a higher price.

  ARS engaged Jefferies & Company, Inc. ("Jefferies") in November 1998 to act as financial advisor to ARS in connection with the evaluation of potential options, including but not limited to a recapitalization, the repurchase of ARS's convertible subordinated notes or other financial alternatives. The engagement letter provided that ARS and Jefferies would enter into a separate engagement letter if ARS undertook a private offering, a public offering, a business combination or a similar transaction.


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  Messrs. Rooney, Hooten, Mrozek, LeBaron and Stanley J. Zalik, Vice President
of Finance of Rescue Rooter, met with Messrs. Hoover, Amonett and Nolan Lehmann, a director of ARS, in Houston on November 10 and 11, 1998 to discuss ARS's business and a possible acquisition of ARS by ServiceMaster. No specific conclusions or recommendations were reached as ServiceMaster desired to first receive and review ARS third quarter 1998 results and revised projections for fiscal year 1998 and 1999.

  At a special meeting of the ARS Board of Directors held on December 1, 1998, Mr. Amonett updated the Board on the status of discussions with ServiceMaster.

  A dinner meeting was held in Houston on December 14, 1998 among Messrs. Hoover, Amonett, Rooney, Mrozek, LeBaron, Zalik and David E. K. Frischkorn of Jefferies. ARS provided an operational update, as well as some financial information for the third quarter and October 1998. Expectations for the fourth quarter 1998 and for 1999 were also discussed, although these discussions were preliminary in nature and ARS was in the process of developing the financial detail by location.

  At a special meeting of the ARS Board of Directors held on December 17, 1998, Messrs. Hoover and Amonett updated the Board on the status of discussions with ServiceMaster.

  On January 14 and January 15, 1999, further discussion and negotiations occurred in Houston. Messrs. Rooney, Mrozek, LeBaron, Zalik and Lawrence A. Mariano, Vice President, Secretary and Controller of ServiceMaster Consumer Services, met with Messrs. Hoover and Amonett and, from time to time, with Messrs. Sokolow, Frank N. Menditch, Senior Vice President, Regional Vice President--Northern Region of ARS, Harry O. Nicodemus, IV, Senior Vice President, Treasurer, Chief Financial Officer and Chief Accounting Officer of ARS, Ed Dunn, Senior Vice President, Director of Commercial Operations of ARS, and Mr. Frischkorn. The ARS representatives shared updated financial estimates for the fiscal year 1998, which were less favorable than had previously been anticipated, as well as preliminary budget expectations for 1999. The ARS representatives reviewed the historical and estimated results and other key operating matters with the ServiceMaster representatives on a location by location basis.

  On January 22, 1999, ARS publicly announced that it would post a larger loss in the quarter ended December 31, 1998 than analysts had expected and that ARS expected the fourth quarter loss to result in a loss for the 1998 fiscal year.

  Based on the results of these meetings and several follow-up telephone conversations between the parties, on January 27, 1999, ServiceMaster delivered to ARS a proposed letter of intent pursuant to which ServiceMaster would pay $5.00 per share of ARS common stock in an all cash transaction. On February 2, 1999, ServiceMaster delivered to ARS a revised proposed letter of intent pursuant to which ServiceMaster would pay $5.00 per share of ARS common stock in cash, ServiceMaster common stock or a combination of cash and stock. Neither letter of intent was executed.

  During February and March 1999, numerous meetings and telephone conversations took place between representatives of ServiceMaster and ServiceMaster's legal advisors, on the one hand, and representatives of ARS, representatives of Jefferies and ARS's legal advisors, on the other hand, to conduct due diligence and to negotiate the terms of a merger agreement pursuant to which ARS shareholders would receive cash, ServiceMaster common stock or a combination of cash and stock. During such time period, representatives of ServiceMaster and representatives of ARS discussed prices ranging from $5.00 to $7.50 per share of ARS common stock. In addition, extensive negotiations of termination events, termination fees and financial covenants occurred in this time period.

  At a special meeting of the ARS Board of Directors held on February 3, 1999, Messrs. Amonett and Hoover updated the Board on the status of discussions with ServiceMaster. Messrs. Frischkorn and Robert M. Werle presented Jefferies' financial review of ARS and an overview of Jefferies' valuation methodologies and analysis

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for ARS. Charles L. Strauss of Fulbright & Jaworski L.L.P., outside legal counsel to ARS, discussed legal duties of the Board in connection with the discussions with ServiceMaster.

  On February 11, 1999, counsel for ServiceMaster delivered the initial draft of a proposed merger agreement to ARS and its counsel. Subsequent drafts of a proposed merger agreement were delivered to ARS and its counsel during February and March that reflected business and legal negotiations.

  On February 12, 1999, ServiceMaster increased its offer to $5.50 per share of ARS common stock payable in cash, ServiceMaster common stock or a combination of cash and stock.

  At a special meeting of the ARS Board of Directors held on February 15, 1999, Messrs. Amonett, Frischkorn and Werle updated the Board on the status of discussions with ServiceMaster and summarized for the Board certain of the issues associated with the negotiations with ServiceMaster.

  At a special meeting of the ARS Board of Directors held on February 18, 1999, Messrs. Amonett and Hoover updated the Board on the status of discussions with ServiceMaster. Mr. Werle reviewed Jefferies' analysis and methodology for a valuation of ARS.

  At a special meeting of the ARS Board of Directors held on February 19, 1999, the Board reviewed and discussed the status of the ServiceMaster negotiations.

  On February 20, 1999, Messrs. Hoover and Rooney tentatively agreed to recommend to their respective boards of directors to continue negotiations of the terms of a merger agreement pursuant to which ARS stockholders would received cash, ServiceMaster common stock or a combination of cash and stock, based upon a price of between $5.75 and $6.00 per share of ARS common stock (depending upon the average price of ServiceMaster shares determined over a 20-day pricing period). A collar proposal previously suggested by Mr. Rooney to Mr. Hoover that would protect ServiceMaster at a ServiceMaster common stock per share price below $16.50, but could cause the price to be paid per share of ARS common stock to be less than $5.75, was rejected by ARS.

  At a special meeting of the ARS Board of Directors held on February 22, 1999, the Board reviewed and discussed the status of the ServiceMaster negotiations. John D. Held, Senior Vice President and General Counsel of ARS, and Mr. Strauss reviewed certain specific provisions set forth in the draft merger agreement and discussed the legal duties of the Board in connection therewith.

  Between February 23 and February 26, 1999, business, financial and legal representatives of the two parties convened in Houston to conduct further due diligence and to negotiate a definitive merger agreement.

  At a special meeting of the ARS Board of Directors held on March 2, 1999, Mr. Amonett updated the Board on the status of discussions with ServiceMaster and summarized for the Board certain of the issues associated with the negotiations with ServiceMaster.

  ServiceMaster representatives returned to Houston for the period March 5 through March 8, 1999 to conduct additional due diligence investigation with particular focus on the financial data for 1998 and the first month of 1999.

  On March 16, 1999, Messrs. Rooney and Mrozek met with Messrs. Hoover, Amonett, Frischkorn, Werle and Douglas A. Claman of Jefferies to review the price and structure for the acquisition. At this meeting, the ServiceMaster representatives and the ARS representatives discussed the preliminary ARS financial figures for 1998 and the first two months of 1999 and other financial matters. The ServiceMaster representatives indicated that, based on such figures, they believed that a lower purchase price would be appropriate. The ServiceMaster representatives proposed a flat cash price of $5.25 per share, but the ARS representatives stated that such price was not acceptable. The ServiceMaster representatives and ARS representatives also discussed various other terms of the proposed transaction. At the conclusion of this meeting, the representatives of the parties agreed to recommend to their respective boards of directors to fix the price at $5.75 per ARS share and to restructure the acquisition as a cash tender offer by ServiceMaster or a ServiceMaster acquisition subsidiary for all outstanding

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shares of ARS common stock. The parties also discussed specific due diligence procedures and related termination rights. Counsel for ServiceMaster and ARS were instructed to immediately revise the merger agreement to reflect the new arrangements. Concurrently with this meeting, Messrs. Zalik, Mariano, Brian Stevenson, an analyst for ServiceMaster, and John Deegan, Director, Financial Planning of ServiceMaster, continued with due diligence inquiries, with particular focus on the financial results of ARS for 1998 and January 1999.

   On March 19, 1999, the ServiceMaster Board of Directors approved the merger agreement.

  At a special meeting of the ARS Board of Directors held on March 20, 1999, Mr. Hoover updated the Board on the status of discussions with ServiceMaster. Mr. Strauss summarized the terms of the proposed merger agreement. Messrs. Werle, Frischkorn and Claman reviewed Jefferies' analysis and methodology for a valuation of ARS. The Board and Messrs. Held and Strauss discussed various factors to be considered in analyzing a business combination with ServiceMaster and the legal issues surrounding the approval thereof. Jefferies presented its oral opinion, subsequently confirmed in writing, that the consideration to be received by the holders of ARS common stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The Board approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby and recommended acceptance of the tender offer by ARS's stockholders. The Board also approved the engagement letter between ARS and Jefferies related to the potential sale of ARS or any of its material assets.

  The merger agreement was executed during the evening of March 22, 1999. ServiceMaster and ARS publicly announced the agreement on March 23, 1999.

REASONS FOR THE RECOMMENDATION

  In reaching its determination described in Item 4(a) above, the Board took into consideration a number of factors including (among others) the following:

  (i) information concerning ARS's business and operations, future prospects, past, current and anticipated future financial performance, financial condition and competitive position;

  (ii) potential financial operating results and challenges in 1999 and beyond, and the assumptions, variables and risks affecting such potential financial results and challenges;

  (iii) current and anticipated developments in the industry in which the Company operates;

  (iv) the historical trading prices for the Common Stock;

  (v) the extensive activities conducted by management and Jefferies soliciting proposals from numerous other companies concerning a merger or other strategic transactions and the results of those activities;

  (vi) the extensive negotiations between the Company and ServiceMaster and their respective financial advisors, leading to the Board's belief that $5.75 per Share represented the highest price per Share that could be negotiated with ServiceMaster;

  (vii) the fact that the Merger Agreement provides for a prompt cash tender offer for all Shares, to be followed by a merger for the same consideration, thereby enabling all of the Company's stockholders to obtain the benefits of the transaction at the earliest possible time;

  (viii) the terms of the Merger Agreement, including termination rights, termination fees, operating, financial and other covenants, representations made and to be made by ARS, the fact that the Offer and the Merger are

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not conditioned on financing, the provisions permitting the Company to consider other takeover proposals and to terminate the Merger Agreement after notice of a superior proposal (and payment of a termination fee), and the views of ARS's legal and financial advisors regarding certain of such terms;

  (ix) alternatives to the Offer and the Merger, including remaining independent, strategic alliances and a sale to or merger with a company other than ServiceMaster, including the advantages and disadvantages of each and the likelihood of achieving transactions with other companies in a timely manner and at consideration in excess of that offered by ServiceMaster;

  (x) the information presented to the Board by the Company's financial advisor, Jefferies, which involved discussions of various valuation analyses, the terms of the Offer and the Merger and other alternatives;

  (xi) the oral opinion of Jefferies delivered to the Board at its special meeting held on March 20, 1999 that the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. Jefferies' advice to the Board was confirmed in an opinion letter dated March 22, 1999, a copy of which is attached as Annex A and is hereby incorporated herein in its entirety by reference. Such opinion sets forth the scope of the investigation made, the procedures followed and assumptions made by Jefferies in rendering its opinion. Stockholders are urged to carefully read such opinion in its entirety;

  (xii) the effects of the announcement of the Offer and the Merger on ARS employees, dealers and customers, and the potential resulting effects on stockholder value;

  (xiii) the likelihood of the successful completion of the Offer and the Merger and the risks of non-completion;

  (xiv) current market conditions and the relationship between the consideration to be received by ARS stockholders in connection with the Offer and the Merger and the historical and recent market prices of the Shares, and the fact that the $5.75 per Share Offer price represents an approximately 31% premium over the closing price of $4.375 per Share on the New York Stock Exchange on March 22, 1999, the last trading day before the public announcement of the Merger Agreement;

  (xv) (a) the right of the Company under the Merger Agreement, prior to the consummation of the Offer, to provide non-public information to, and seek to negotiate a business combination transaction or sale of all or a material portion of the Company's assets or capital stock (an "Acquisition Transaction") with, a person other than ServiceMaster or any of its subsidiaries, provided that such third party makes a bona fide unsolicited written proposal to make an Acquisition Transaction for all the capital stock or assets on terms more favorable than the offer price to the ARS stockholders (as determined in good faith by the ARS Board) and (b) the right of the ARS Board to withdraw or modify its recommendation that the ARS stockholders accept the Offer and tender their shares of Common Stock if, after having consulted with outside counsel, the ARS Board determines that the refusal to do so would constitute a breach by the ARS Board of its fiduciary duties under applicable laws; and

  (xvi) the availability of appraisal rights under Delaware law.

  The ARS Board did not attach specific weight to any of the foregoing factors in reaching its conclusion that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to a letter agreement dated November 25, 1998, the Company retained Jefferies to act as financial advisor to ARS in connection with the evaluation of potential options, including but not limited to a recapitalization, the repurchase of ARS' convertible subordinated notes or other financial alternatives. Pursuant

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to such letter agreement, the Company paid Jefferies $100,000 and agreed to reimburse Jefferies for its out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. Such letter agreement provided that ARS and Jefferies would enter into a separate engagement letter if ARS undertook a private offering, a public offering, a business combination or a similar transaction.

  Pursuant to a letter agreement dated March 20, 1999, the Company retained Jefferies to provide financial advisory services in connection with a possible sale of the Company or any of its material assets. Pursuant to such letter agreement, the Company, as compensation for such services, agreed to pay Jefferies $300,000 upon delivery of its fairness opinion to the ARS Board and a transaction fee payable upon the consummation of the Offer equal to 0.75% of the transaction value (equity plus debt assumed), net of fees previously paid to Jefferies by ARS pursuant to the November 25, 1998 and March 20, 1999 letter agreements. The Company also has agreed to reimburse Jefferies for its out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. The Company also has agreed to indemnify Jefferies and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its affiliates nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries has effected any transactions in the Shares during the 60 days prior to the date hereof.

  (b) To the Company's knowledge based upon information provided to the Company by its directors and executive officers, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale of transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The Information Statement attached as Annex B hereto is being furnished in connection with the intended designation by ServiceMaster, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company following the consummation of the Offer other than at a meeting of the Company's stockholders.

  Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

  Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15 calendar day waiting period following the filing by ARS of a Pre-Merger Notification and Report Form with respect to the Offer, unless ARS receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. ARS has filed a Pre-Merger Notification and Report Form with respect to the Offer. If, within the initial 15 day period, either the Antitrust Division of the FTC requests additional information or material from ARS concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by ARS with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of ARS. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

  The FTC and the Antitrust Divisions frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Shares pursuant to the Offer and shares of Common Stock pursuant to the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or the consummation of the Merger or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of ARS or its subsidiaries or the Company or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

  State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (generally defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. As indicated in Item 4, the Company, pursuant to a resolution of the Board of Directors approving the Offer and the Merger, has rendered Section 203 of the DGCL inapplicable to the Offer and the Merger. A number of other states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

  The Company and certain of its subsidiaries conduct business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. Neither Purchaser, ServiceMaster nor ARS knows whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except with respect to the DGCL, neither Purchaser, ServiceMaster nor ARS has currently complied with any other state takeover statute or regulation. Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 1.1(A) Letter to Stockholders dated March 29, 1999 from Thomas N. Amonett,
        President and Chief Executive Officer of the Company.*
 1.2(B) Opinion of Jefferies & Company, Inc. dated March 22, 1999.*
 3.1(C) Agreement and Plan of Merger, dated as of March 22, 1999, by and among
        ARS, ServiceMaster and Purchaser.
 3.2(D) The Company's Information Statement pursuant to Section 14(f) of the
        Exchange Act and Rule 14f-1 thereunder.*
 3.3(A) Offer to Purchase dated March 29, 1999.
 3.4(E) Restated Certificate of Incorporation of the Company.
 3.5(F) Amended and Restated Bylaws of the Company.
 3.6(E) Form of Indemnification Agreement.
 3.7(G) Rights Agreement, dated as of August 1, 1996, between the Company and
        ChaseMellon Shareholder Services, L.L.C., as Rights Agent.
 3.8(C) Amendment No. 1 dated March 22, 1999, to Rights Agreement, dated as of
        August 1, 1996, between the Company and ChaseMellon Shareholder
        Services, L.L.C., as Rights Agent.
 3.9(C) Press release of the Company dated March 23, 1999.
 3.10   Correction of page B-11 of Annex B to Schedule 14D-9.*

--------
* Included in copies mailed to stockholders of the Company.

  (A) Previously filed with the Company's Schedule 14D9 dated March 29, 1999.

  (B) Attached hereto as Annex A.

  (C) Incorporated by reference to the Company's Current Report on Form 8-K dated March 24, 1999, Exhibits 2.1, 4.1 and 99.1.

  (D) Attached hereto as Annex B.

  (E) Incorporated by reference to exhibits the Company's Registration Statement on Form S-1, Reg. No. 333-06195, Exhibits 3.1 and 10.17).

  (F) Incorporated by reference to the Company's Current Report on Form 8-K/A dated February 8, 1999, Exhibit 3.1.

  (G) Incorporated by reference to the Company's Registration Statement on Form S-8, Reg. No. 333-13299, Exhibit 4.4.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1999                     AMERICAN RESIDENTIAL SERVICES, INC.

                                          By: /s/ THOMAS N. AMONETT
                                             __________________________________
                                                    Thomas N. Amonett
                                              PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

                                    ANNEX A

                                                                 March 22, 1999

The Board of Directors
AMERICAN RESIDENTIAL SERVICES, INC.
5051 Westheimer, Suite 725
Houston, TX 77056-5604

To the Members of the Board of Directors:

  We understand that American Residential Services, Inc. a Delaware corporation ("ARS"), The ServiceMaster Company, a Delaware corporation ("SVM"), and SVM-M9 Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SVM ("Purchaser"), propose to enter into an Agreement and Plan of Merger dated as of March 22, 1999 (the "Merger Agreement"). The Merger Agreement provides, among other things, for (i) the commencement by Purchaser of a tender offer for all of the outstanding shares of ARS common stock, par value $0.001 per share ("ARS Common Stock"), for $5.75 per share net to the seller in cash, and (ii) the subsequent merger of Purchaser with and into ARS (the "Merger") pursuant to which each share of ARS Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $5.75 in cash (the consideration to be received in the tender offer and the Merger are collectively referred to as the "Acquisition Consideration" and the tender offer and the Merger are collectively referred to as the "Transaction"). You have requested Jefferies & Company's ("Jefferies") opinion as investment bankers as to whether the Acquisition Consideration is fair, from a financial point of view, to the holders of ARS Common Stock.

  In our review and analysis and in rendering this opinion, we have with your permission assumed and relied upon the accuracy and completeness of all information provided to us by ARS's management, as well as publicly available information, and have not verified such information. We have not conducted a physical inspection of any of the properties or facilities of ARS or SVM, nor have we made, been provided with or considered any independent evaluation or appraisals of any of such properties or facilities. The Acquisition Consideration was based on negotiations between ARS and SVM during which Jefferies provided investment banking services to the Board of Directors of ARS.

  In conducting our analysis and rendering our opinion as expressed herein, we have reviewed and considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following (i) the Merger Agreement; (ii) the historical financial condition and results of operations of ARS, including (a) the Annual Reports on Form 10-K of ARS for the years ended December 31, 1996 and 1997, and recent drafts of the Annual Report on Form 10-K for the year ended December 31, 1998, and (b) the Quarterly Report on Form 10-Q of ARS for the quarter ended September 30, 1998; (iii) certain internal financial and non-financial information prepared by the management of ARS, which data was made available to us in our role as financial advisor to ARS; (iv) published information regarding the financial performance and operating characteristics of a selected group of companies which we deemed comparable; (v) business prospects of ARS as projected by the management of ARS; (vi) the historical and current market prices for ARS Common Stock and for the equity securities of certain other companies with businesses that we consider relevant to our inquiry; (vii) publicly available information, including research reports on companies we considered relevant to our inquiry; and (viii) the nature and terms of other recent acquisition transactions in the facilities services industry. We have met with certain officers and employees of ARS and SVM to discuss the foregoing as well as other matters we believed relevant to our opinion. We have also taken into account general economic, monetary, political, market and other conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion is based upon all of such conditions as they exist currently and can be evaluated on the date hereof. Existing conditions are subject to rapid and unpredictable changes and such changes could impact our opinion. Our opinion does not constitute a recommendation of the Transaction over any alternative transactions which may be available to ARS and does not address ARS's underlying business decision to effect the Transaction.

  For purposes of rendering this opinion and based on your direction and with your consent, Jefferies has assumed that, in all respects material to its analysis, the representations and warranties of ARS and SVM contained in the Merger Agreement are true and correct, ARS and SVM will each perform all of the covenants and agreements to be performed by it under the Merger Agreement, and all conditions to the obligations of each of ARS and SVM to consummate the Transaction will be satisfied without any waiver thereof. In addition, we have also been advised by the management of ARS that the financial statements to be included in the Annual Report on Form 10-K for the year ended December 31, 1998 will not vary materially from the recent drafts of the Annual Report on Form 10-K for the year ended December 31, 1998 that we reviewed in connection with this opinion.

  Jefferies is a registered broker-dealer. Jefferies has acted as financial advisor to the Board of Directors of ARS in connection with the Transaction and will receive (i) a cash fee upon rendering of the opinion and (ii) a cash fee at the closing of the Transaction. Jefferies maintains a market in ARS Common Stock and regularly publishes research reports regarding the property services industry and the businesses and securities of ARS and other publicly owned companies in such industry. In the ordinary course of business, Jefferies and its affiliates may actively trade or hold the securities of both ARS and SVM for their own account and the accounts of customers and, accordingly, may at any time hold a long or short position in securities of ARS and SVM.

  Based upon and subject to the foregoing, we are of the opinion as investment bankers that the Acquisition Consideration to be received by the holders of ARS Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

  It is understood and agreed that this opinion is provided for the use and benefit of the Board of Directors of ARS as one element in the Board's consideration of the Transaction. Without limiting the foregoing, this opinion does not constitute a recommendation to any shareholder of ARS as to whether to tender such holder's ARS Common Stock or as to how such person should vote with respect to the proposed Merger.

                                          Sincerely,

                                          /s/ Jefferies & Company, Inc.

                                          Jefferies & Company, Inc.

                                    ANNEX B

                      AMERICAN RESIDENTIAL SERVICES, INC.
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about March 29, 1999 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of American Residential Services, Inc. (the "Company" or "ARS") to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to all of the seats on the Board of Directors of the Company.

  On March 22, 1999 the Company, The ServiceMaster Corporation, a Delaware corporation ("ServiceMaster"), and SVM M9 Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ServiceMaster (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) ServiceMaster will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $5.75 per Share, and (ii) the Purchaser will be merged into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of ServiceMaster. The Merger Agreement requires the Company to cause the directors designated by ServiceMaster to be elected to the Board of Directors under the circumstances described therein.

  Certain information contained in this Information Statement concerning ServiceMaster, Purchaser or their affiliates, or actions or events with respect to any of them, was furnished to the Company by ServiceMaster and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 22, 1999, there were 15,887,704 Shares outstanding. The Company's Board of Directors currently consists of nine directors. The Company's Board of Directors is divided into three classes. The term of one of the three classes expires each year. The term of the Class I Directors expires in 2000 and each third year thereafter, the term of the Class II Directors expires in 2001 and each third year thereafter, and the term of the Class III Directors expires in 1999 and each third year thereafter.

  The Merger Agreement provides that, upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, ARS shall cause the directors of ARS and its Subsidiaries as ServiceMaster may request to resign their positions as such upon consummation of the Offer and/or shall arrange for the election or appointment as directors of ARS upon consummation of the Offer of the persons designated by ServiceMaster. Subject to applicable law, ARS shall take all action requested by Purchaser necessary to effect any such requested election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and ARS makes such mailing with the mailing of the Schedule 14D-9.

  Purchaser has informed the Company that it designates Phillip B. Rooney, Ernest J. Mrozek and Vernon T. Squires (subject to certain exceptions) to be elected as directors of ARS. Purchaser has informed the Company that each has consented to act as a director. Biographical information concerning each is presented below. Such biographical information has been furnished by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  Phillip B. Rooney, age 54, Vice Chairman of the Board of Directors of The ServiceMaster Company. From June 5, 1996 to February 17, 1997, he was President and Chief Executive Officer of WMX Technologies, Inc., Oak Brook, Illinois ("WMX") and from November 1984 to May 1996 he was President and Chief Operating Officer of WMX. Mr. Rooney is a director of Van Kampen American Capital, Oak Brook, Illinois, an investment management company; Illinois Tool Works, Inc., Glenview, Illinois a diversified manufacturing company; and Urban Shopping Centers, Inc., Chicago, Illinois, a retail real estate management company.

  Ernest J. Mrozek, age 45, Group President, ServiceMaster Consumer Services. He served as President and Chief Operating Officer, ServiceMaster Consumer Services from January 1, 1997 to October 2, 1998; Senior Vice President and Chief Financial Officer of The ServiceMaster Company from January 1, 1995 to December 31, 1996; Vice President and Chief Financial Officer of The ServiceMaster Company from May 1994 to December 1994; and as Vice President, Treasurer and Chief Financial Officer of The ServiceMaster Company from November 1, 1992 to April 30, 1994.

  Vernon T. Squires, age 64, Senior Vice President and General Counsel of The ServiceMaster Company since January 1, 1988. He has served as Secretary since December 7, 1998.

  Messrs. Rooney, Mrozek, and Squires are citizens of the United States. None
(i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Purchaser's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to Purchaser's knowledge, none has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except transactions between ServiceMaster and/or Purchaser and the Company disclosed in the Schedule 14D-9.

                   CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

 Class I--Terms Expiring at the 2000 Annual Meeting

  Elliot Sokolow, age 56, has been a Senior Vice President of the Company and Director of Operations of the Company's residential operations since January 1998 and a director of the Company since September 1996. Mr. Sokolow served as Assistant to the Chairman of the Company from June 1997 to January 1998 and as Director of the Company's southeast operations from November 1996 to June 1997. He was a founder of Florida Heating & Air Conditioning, Inc., a subsidiary of the Company, in 1970 and served as its President from 1977 until June 1997. Mr. Sokolow served as national president of ACCA in 1992 and 1993.

  Thomas N. Amonett, age 55, has been President and Chief Executive Officer of the Company since October 1997 and a director of the Company since September 1996. Mr. Amonett served as President and Chief Executive Officer of Weatherford Enterra, Inc., a diversified international energy service and manufacturing company, from July 1996 until May 1997. From 1992 to 1996, he served as Chairman of the Board and President of Reunion Industries, Inc., a company engaged in plastics manufacturing and other activities. Prior thereto, he was Of Counsel with the law firm of Fulbright & Jaworski LLP from 1986 to 1992. He was President and a director of Houston Oil Fields Company from 1982 to 1986. Mr. Amonett also currently serves as a director of ITEQ, Inc., HomeUSA, Inc., PetroCorp Incorporated, Reunion Industries, Inc., and Pool Energy Services, Inc.

 Class II--Terms Expiring at the 2001 Annual Meeting

  Howard S. Hoover, Jr., age 60, has been Chairman of the Board since November 1995. From 1970 until 1991, Mr. Hoover was employed by Browning-Ferris Industries, Inc. ("BFI"), a waste services company, and served during his tenure as a director and in various management capacities as a member of the Senior Management Committee, Senior Vice President, General Counsel and Secretary. From 1992 until 1995, Mr. Hoover was engaged in various business development and consulting activities.

  Frank N. Menditch, age 47, has been a Senior Vice President of the Company since September 1997, and Regional Vice President--Northern Region since September 1998. In addition, Mr. Menditch was Director of Operations of the Company's commercial operations from January 1998 through September 1998. He has also served as a director of the Company since September 1996. Mr. Menditch served as Regional Vice President--Northeast of the Company from June 1997 to January 1998 and Director of the Company's northeast operations from November 1996 to June 1997. He was President of General Heating & Air Conditioning Company, Inc., a subsidiary of the Company, from 1983 to 1997. Mr. Menditch is a past president of the National Capitol Chapter of the Air Conditioning Contractors of America ("ACCA") and of the Metro Washington Heat Pump Association. Mr. Menditch is the brother of Howard C. Menditch.

  Robert J. Cruikshank, age 68, has been a director of the Company since September 1996. He is primarily engaged in managing his personal investments in Houston. Prior to his retirement in 1993, he was a Senior Partner in the accounting firm of Deloitte & Touche LLP. Mr. Cruikshank currently serves as a director of Reliant Energy, formerly known as Houston Industries Incorporated ("Reliant"), MAXXAM Inc., Kaisier Aluminum Corporation, Compass Bank-Houston, Texas Biotechnology Corporation and Weingarten Realty Investors.

  Randall B. Hale, age 36, has been a director of the Company since September 1996. He has been a Vice President of Equus Capital Management Corporation ("ECMC") and Equus II since 1992 and a director of ECMC since February 1996. ECMC is the investment advisor for Equus II, a closed-end investment fund. See "Security Ownership of Certain Beneficial Owners and Management." Mr. Hale currently serves as an officer or director of several private businesses and is a director and Chairman of the Board of Brazos Sportswear, Inc. From 1985 to 1992, he was employed by the accounting firm of Arthur Andersen LLP. Mr. Hale is a Certified Public Accountant.

 Class III--Terms Expiring at the 1999 Annual Meeting

  Nolan Lehmann, age 54, has been a director of the Company since September 1996. He has been the President and a director of ECMC since its formation in 1983 and of Equus II since its formation in 1991 (see "Security Ownership of Certain Beneficial Owners and Management"). Prior thereto, Mr. Lehmann was employed by Service Corporation International, where he held various positions, including Vice President--Regional Manager and Vice President-- Corporate Development. Mr. Lehmann currently serves as a director of a number of public and private companies, including Allied Waste Industries, Inc., Brazos Sportswear, Inc., Drypers Corporation and Paracesus Healthcare Corp.

  Don Jordan, age 66, has been a director of the Company since September, 1998. Mr. Jordan has been a director of Reliant, since 1977 and of its subsidiary, Houston Lighting & Power ("HL&P") since 1974. Mr. Jordan is Chairman and Chief Executive Officer of Reliant and Chairman and Chief Executive Officer of HL&P. Mr. Jordan also serves as an advisory director of Texas Commerce Bank National Association and a director of BJ Services Company, Inc.

  Bobby Shackouls, age 48, has been a director of the Company since June, 1998. Mr. Shackouls has been the President and Chief Executive Officer of Burlington Resources Inc. ("BRI") from December 1995 through July 1997. Since October 1994, Mr. Shackouls has been President and Chief Executive Officer of Burlington Resources Oil & Gas Company (formerly known as Meridian Oil Inc.), a wholly owned subsidiary of BRI. From June 1993 to October 1994, Mr. Shackouls was Executive Vice President and Chief Operating Officer of Meridian Oil Inc. From July 1991 to May 1993, Mr. Shackouls was President and Chief Operating Officer of Torch Energy Advisors, Inc. Mr. Shackouls has been a director of BRI since 1995.

Board Organization and Meetings

  During 1998, the Board of Directors held eight meetings and acted one time by unanimous written consent. Each member of the Board of Directors attended at least 75% of all meetings of the Board of Directors and its committees of which he was a member.

  The Board of Directors has five standing committees:

    Audit Committee. The Audit Committee recommends the independent public accountants to be selected by the Board of Directors for stockholder approval each year and acts on behalf of the Board of Directors in reviewing with the independent public accountants, the chief financial and chief accounting officer and other corporate officers various matters relating to the adequacy of the Company's accounting policies and procedures and financial controls and the scope of the annual audits by the independent public accountants. The Audit Committee consists of Mr. Cruikshank, who serves as Chairman, and Mr. Hale. During 1998, the Audit Committee held four meetings.

    Compensation Committee. The Compensation Committee is authorized to establish the general compensation policy for the officers and directors of the Company and annually reviews and establishes officers' salaries and participation in benefit plans, prepares reports required by the Securities and Exchange Commission (the "SEC") and approves the directors' compensation. The Compensation Committee consists of Mr. Lehmann, who serves as Chairman, and Mr. Shackouls. During 1998, the Compensation Committee held five meetings and acted two times by unanimous written consent.

    Executive Committee. The Executive Committee may exercise all powers of the Board of Directors and exists primarily to deal with issues and transactions that require approval between regular meetings of the entire Board. The Executive Committee consists of Mr. Amonett, who serves as Chairman, and Messrs. Hoover and Lehmann. During 1998, the Executive Committee held two meetings and acted two times by unanimous written consent.

    Nominating Committee. The Nominating Committee reviews the size and composition of the Board of Directors, designates new directors by classes and makes recommendations with respect to nominations for the election of directors. The Nominating Committee consists of Mr. Amonett, who serves as Chairman and Messrs. Hoover and Cruikshank. The Nominating Committee did not meet in 1998, but acted once by unanimous written consent. The Nominating Committee will consider nominees proposed by stockholders, if such proposals are submitted in writing in accordance with the Bylaws of the Company to the Corporate Secretary at the address of the Company's corporate address.

    Industry Relations Committee. The Industry Relations Committee acts on behalf of the Company in developing and overseeing the Company's role in industry affairs and consists of Mr. Sokolow, who serves as Chairman, and Messrs. Hoover and Menditch. During 1998, the Industry Relations Committee held one meeting.

Directors' Remuneration

  The Company currently pays each director who is not a Company employee (a "Nonemployee Director") a fee of $1,500 for each Board meeting attended and $1,000 for each Board committee meeting attended (except for committee meetings held on the same day as Board meetings). It does not pay any additional compensation to its employees for serving as directors, but will reimburse all directors for out-of-pocket expenses they incur in connection with attending meetings of the Board or Board committees or otherwise in their capacity as directors.

  Each Nonemployee Director is also automatically granted options to purchase up to 5,000 shares of Common Stock pursuant to the Company's 1996 Incentive Plan (the "1996 Incentive Plan") on the first business day of the month following the date of which each annual meeting of the Company's stockholders is held (the "Annual Grant"). The 1996 Plan also provides that, if a Nonemployee Director is elected after such date otherwise than by election at an annual meeting of stockholders, such Nonemployee Director shall automatically be granted on the date of his election to the Board, options to purchase shares of Common Stock equal to the product of (i) 10,000 and (ii) a fraction, the numerator of which is the number of days between the date of election of such Nonemployee Director and the next scheduled award date for an Annual Grant, and the denominator of which is 365 (the "Pro Rata Grant"). All options in the Annual Grant and the Pro Rate Grant (i) have a ten-year term,
(ii) have an exercise price per share equal to the fair market value of a share of Common Stock on the date of grant and (iii) become exercisable in 33 1/3% annual increments beginning on the first anniversary of the date of grant.

  In connection with such grants to Nonemployee Directors, on July 1, 1998, each Nonemployee Director, other than Mr. Jordan who joined the Board after the 1998 annual grant date, was granted options to purchase 5,000 shares of Common Stock with an exercise price of $10.81 per share. In 1998, two new directors joined the Board and accordingly received option grants for their respective portions of the Pro Rata Grant. Mr. Shackouls was granted options to acquire 795 shares of Common Stock on June 2, 1998, the date of his election to the Board, with an exercise price of $11.25 and Mr. Jordan was granted options to acquire 7,124 shares of Common Stock on September 15, 1998, the date of his election to the Board, with an exercise price of $5.44 per share.

Executive Officers

  The following table sets forth certain information as of March 29, 1999 concerning each of the executive officers and other officers of ARS:

                   Name                 Age               Position
                   ----                 ---               --------
   Thomas N. Amonett...................  55 President and Chief Executive
                                            Officer*
   Harry O. Nicodemus, IV..............  51 Senior Vice President, Treasurer,
                                            Chief Financial Officer and Chief
                                            Accounting Officer
   John D. Held........................  36 Senior Vice President, General
                                            Counsel and Secretary
   Frank N. Menditch...................  47 Senior Vice President, Regional
                                            Vice President--Northern Region*
   Elliot Sokolow......................  56 Senior Vice President, Director of
                                            Operations--Residential Services*
   Ed Dunn.............................  39 Senior Vice President, Director of
                                            Operations--Commercial Maintenance
                                            Services
   Elliott Ettlinger...................  48 Vice President--Plumbing Operations
   Terri L. Hardt......................  38 Vice President--Retail Sales and
                                            Service
   Howard C. Menditch..................  46 Vice President--National Accounts
   Jennifer L. Tweeton.................  37 Vice President--Investor Relations

--------
* Also serves as a director of the Company. See information set forth under "Directors" above.

  Harry O. Nicodemus, IV has served as Senior Vice President, Chief Financial Officer and Chief Accounting Officer since September 1997 and as Treasurer since December 1998. Prior thereto, he served as Vice President, Chief Financial Officer and Chief Accounting Officer of the Company since January 1997. From December 1995 through December 1996, Mr. Nicodemus was Controller of Drilex International, Inc., an oilfield services company. He was Vice President, Controller and Chief Accounting Officer for American Ecology Corporation ("American Ecology"), a waste services company, from February 1993 to December 1995 and a divisional vice president and an assistant controller at Browning-Ferris, Industries, a waste services company, from January 1991 to January 1993. Mr. Nicodemus is a Certified Public Accountant.

  John D. Held has been Senior Vice President, General Counsel and Secretary since March 1996. From October 1995 to March 1996, he was an associate at the law firm of Liddell, Sapp, Zivley, Hill and LaBoon, L.L.P. Mr. Held was Associate General Counsel of American Ecology from 1994 to 1995 and an associate at the law firm of Baker & Botts, L.L.P., prior thereto.

  Ed Dunn has been a Senior Vice President since December 1998 and Director of Operations of the Company's commercial maintenance operations since September 1998. Prior thereto, he was a Regional Vice President-Eastern Region of the Company's Commercial maintenance operations since January 1998. Prior thereto, he was President of EMD Mechanical Specialists, one of the businesses acquired by ARS.

  Elliott Ettlinger has been Vice President--Plumbing Operations since March 1998 and has served as the President of Larry Teague & Sons Plumbing, Inc., one of the businesses acquired by ARS, since its formation in

December 1993. Prior thereto, Mr. Ettlinger was Vice President of Indoor Quality Technologies, a company providing HVAC, electrical and plumbing services, from December 1992 to November 1993 and Vice President of The Vitalizers, a residential real estate service company from March 1992 to December 1992. From July 1986 to December 1991, he was a Regional Vice President of Roto-Rooter Services Co. Inc. ("Roto-Rooter"), a national plumbing company. Mr. Ettlinger also served on the board of directors of Roto-Rooter in 1990.

  Terri L. Hardt has been Vice President--Retail Sales and Service since June 1997. From May 1997 to June 1997, she was Director of Retail Services of the Company. From May 1996 to May 1997, Ms. Hardt was a Division Manager C Heating and Cooling Division with Warm Thoughts Communications, Inc., an advertising and marketing firm for the home services industry. From August 1995 to May 1996, she served as a Small Business Consultant with Allison & Associates, a communications consulting firm. From May 1994 to May 1996, Ms. Hardt served as an independent consultant with Business Ventures Corporation, Inc., a management facilitation and consulting firm specializing in HVAC businesses. Prior thereto, she served in various management positions, including President, with Automatic Controls Service, one of the businesses acquired by ARS.

  Howard C. Menditch has been Vice President--National Accounts since March 1998. From September 1997 to March 1998, Mr. Menditch was also responsible for the Company's operations in the Washington, D.C. area and Virginia, Maryland and Pennsylvania. He has also served as Executive Vice President of General Heating since September 1996 and, prior thereto, as Senior Vice President of General Heating from 1974 to September 1996. Mr. Menditch is the brother of Frank N. Menditch.

  Jennifer L. Tweeton has been Vice President--Investor Relations since June 1997. From July 1996 to June 1997, she was Director of Investor Relations for the Company. Prior thereto, she was Vice President of Special Projects for Infrastructure Services, Inc., an industrial contractor for highway maintenance and repair, from March 1996 to July 1996 and Financial Planning Manager for U.S. Delivery from 1994 to March 1996. From 1990 to 1994, Ms. Tweeton was employed as Financial Planning Manager by Team, Inc., a service provider to the petrochemical industry.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of March 29, 1999, the "beneficial ownership" (as defined by the SEC) of the Common Stock of (i) each person known to the Company to beneficially own more than 5% of its outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) the executive officers of the Company named in the Summary Compensation Table, and
(iv) all executive officers and directors of the Company as a group.

                                                        Shares Beneficially
                                                             Owned(1)
                                                        ------------------------
                         Name                              Name      Percent
                         ----                           ------------ -----------
Consolidation Experts, LP
Consolidation Experts, LLC
C. Clifford Wright, Jr.
William P. McCaughey
Ronald R. McCann
Wes Lewis
A. Jefferson Walker
Rosario P. Schembari
 c/ Consolidated Experts, LP(2)
 5051 Westheimer Road, Suite 1890
 Houston, Texas 77056-5604.............................    1,450,797      8.8%
Equus II Incorporated(3)
 2929 Allen Parkway, 25th Floor
 Houston, Texas 77019..................................    1,225,000      7.7%
Howard S. Hoover, Jr...................................      313,751      2.0%
Frank N. Menditch......................................      259,860      1.6%
Elliot Sokolow.........................................      302,761      1.9%
Thomas N. Amonett......................................       91,185        *
John D. Held...........................................       85,218        *
Harry O. Nicodemus, IV.................................       24,082        *
Nolan Lehmann..........................................       12,334        *
Robert J. Cruikshank...................................       10,334        *
Randall B. Hale........................................        9,334        *
Bobby Shackouls........................................            0        *
Don Jordan.............................................            0        *
All executive officers and directors as a group (12
 persons)(1)...........................................    1,576,347      9.7%

--------
* Less than 1%

(1) The shares beneficially owned include shares issuable upon exercise of outstanding options that are exercisable within 60 days of April 1, 1999 as follows: Mr. Hoover--156,280 shares; Mr. Menditch--35,300; Mr. Sokolow--33,740 shares; Mr. Held--79,560 shares; Mr. Amonett--89,009 shares; Mr. Nicodemus--22,800 shares; Mr. Lehmann--8,344 shares; Mr. Cruikshank--8,344 shares; Mr. Hale--8,344 shares; Mr. Shackouls--0 shares; Mr. Jordan--0 shares and all current executive officers and directors as a group--442,891 shares. Shares held by executive officers through the Company's 401(k) plan are reflected as of December 31, 1998, and additional shares may have accumulated since that date.
(2) Based on a Schedule 13D dated January 14, 1999. The Schedule 13D indicates that the reporting persons have, in the aggregate, sole voting power and sole dispositive power as to 929,676 shares.
(3) Based on a Schedule 13D dated March 9, 1998. That Schedule 13D indicates that the 1,225,000 shares reported as beneficially owned include 100,000 shares obtainable on exercise of a warrant exercisable at $15.00 per share. The Schedule 13D indicates that the reporting person has sole voting and sole dispositive power with respect to all 1,225,000 shares. Nolan Lehmann, a director of the Company, is the President and a director of Equus II and Randall B. Hale, a director of the Company, is a Vice President of Equus II, and thus each may be deemed to be the beneficial owner of the shares held by Equus II. Mr. Lehmann and Mr. Hale each disclaim beneficial ownership of all of those shares.

  Except as otherwise indicated, the address of each person listed in the above table is c/o American Residential Services, Inc., Post Oak Tower, Suite 725, 5051 Westheimer Road, Houston, Texas 77056-5604. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Compensation

  The following table sets forth information regarding aggregate cash compensation, restricted stock and stock option awards and other compensation earned by the Company's Chief Executive Officer, and its five other most highly compensated executive officers for services rendered to the Company during 1996, 1997 and 1998:

                          SUMMARY COMPENSATION TABLE

                                                          Long-Term
                                                     Compensation Awards
                                                    ---------------------
                                    Annual
                                 Compensation       Restricted   Shares
   Name and Principal          --------------------   Stock    Underlying    All Other
        Position          Year  Salary     Bonus(1)   Awards    Options   Compensation(2)
   ------------------     ---- --------    -------- ---------- ---------- ---------------
Thomas N. Amonett(3)....  1998 $148,833    $      0      --           0       $ 1,053
 President and Chief      1997 $     --    $     --    ----     280,675       $    --
 Executive Officer        1996 $     --    $     --      --           0       $    --
Howard S. Hoover,
 Jr.(4).................  1998 $178,200    $      0      --           0       $   806
 Chairman of the Board    1997 $175,000    $ 78,904      --      31,400       $ 1,116
                          1996 $160,000    $ 26,970      --     150,000       $   498
Frank N. Menditch.......  1998 $173,100    $      0      --           0       $ 1,558
 Senior Vice President,
  Regional                1997 $165,000    $      0      --      26,500       $ 2,273
 Vice President-Northern
  Region                  1996 $ 39,425(5) $      0      --      50,000       $   375
Elliot Sokolow..........  1998 $173,100    $      0      --           0       $ 1,731
 Senior Vice President,
  Director of             1997 $156,522    $      0      --      18,700       $ 2,200
 Residential Operations   1996 $ 24,518(6) $      0      --      50,000       $     0
John D. Held............  1998 $170,000    $      0      --       7,500       $ 1,673
 Senior Vice President,   1997 $150,000    $ 58,679      --      27,800       $ 1,661
 General Counsel and
  Secretary               1996 $ 99,230(7) $100,220      --      75,000       $   685
Harry O. Nicodemus, IV..  1998 $170,000    $      0               7,500       $ 1,677
 Senior Vice President,
  Treasurer,              1997 $ 12,981(9) $      0      --      71,500       $   529
 Chief Financial
  Officer, and            1996 $      0    $      0      --           0       $     0
 Chief Accounting
  Officer

--------

(1) Except as stated in Note (8) below, represents aggregate cash bonus awards relating to Company performance in 1996, which were paid in one quarterly installment in 1996 and three quarterly installments in 1997. The Company did not pay any bonuses to executive officers in 1997 or 1998 relating to individual or Company performance for 1997 or 1998.
(2) Represents: (i) matching contributions by the Company under the Company's 401(k) plan during 1998 for the executive officers named in the above table in the amounts of $673 for Mr. Amonett; $806 for Mr. Hoover; $1,558 for Mr. Menditch; $1,734 for Mr. Sokolow; $1,673 for Mr. Held; and $1,677 for Mr. Nicodemus, and (ii) $308 of premium cost for life insurance coverage under an executive life insurance program provided to Mr. Amonett. This executive life insurance program was terminated in 1998.
(3) On October 31, 1997, the Board of Directors appointed Mr. Amonett as President and Chief Executive Officer. Mr. Amonett received options to purchase up to 250,000 shares of Common Stock at an exercise price of $14.75 per share, which become exercisable in annual increments of 20% beginning one year from the grant date and expire on October 31, 2007. In lieu of receipt of his base salary through May 31, 1998, Mr. Amonett received additional options to purchase up to 30,675 shares of Common Stock at an exercise price of $14.75 per share, which became exercisable in full on June 1, 1998 and expire on October 31, 2002. The information reflected in the table above does not include director's fees paid to Mr. Amonett in 1996 and 1997, options to purchase up to 10,000 shares of Common Stock granted on September 27, 1996, or options to purchase 5,000 shares of Common Stock, granted on July 1, 1997, in each case while Mr. Amonett was a Nonemployee Director of the Company. See "Directors Remuneration."
(4) Effective as of January 1, 1999, Mr. Hoover became a part-time non-officer employee of the Company and serves as non-executive Chairman of the Board of Directors of the Company. See "Employment Agreements."
(5) Salary earned in 1996 from the date of commencement of Mr. Menditch's employment with the Company in September 1996.
(6) Salary earned in 1996 from date of commencement of Mr. Sokolow's employment with the Company in September 1996.
(7) Salary earned in 1996 from the date of commencement of Mr. Held's employment with the Company in March 1996.
(8) Of this amount, $80,000 represents 5,333 shares of Common Stock awarded to Mr. Held under an incentive plan when the IPO closed, valued at the initial IPO price to the public of $15 per share.
(9) Salary earned in 1997 from date of commencement of Mr. Nicodemus' employment with the Company in January 1997.

Option Grants

  The following table sets forth information regarding the options granted during 1998 to the executive officers named in the Summary Compensation Table. All of the options listed below were granted July 20, 1998, become exercisable in annual increments of 20% of the total number of shares subject thereto beginning July 20, 1999 and become fully exercisable on July 20, 2003.

                                             Individual Grants
                         ----------------------------------------------------------
                                                                      Potential
                                                                  Realizable Value
                                     Percent                      at Assumed Annual
                                    of Total                        Rate of Stock
                         Number of   Options                            Price
                           Shares    Granted                      Appreciation for
                         Underlying    to                          Option Term(1)
                          Options   Employees Exercise Expiration -----------------
          Name            Granted    in 1998   Price     Price       5%      10%
          ----           ---------- --------- -------- ---------- -------- --------
Thomas Amonett..........       0       N/A       N/A         N/A       N/A      N/A
Howard S. Hoover, Jr....       0       N/A       N/A         N/A       N/A      N/A
Frank Menditch..........       0       N/A       N/A         N/A       N/A      N/A
Elliot Sokolow..........       0       N/A       N/A         N/A       N/A      N/A
John D. Held............   7,500      .86%     $9.59    07/20/08  $117,158 $186,555
Hank Nicodemus..........   7,500      .86%     $9.59    07/20/08  $117,158 $186,555

--------
(1) Calculated on the basis of the indicated rate of appreciation in the value of the Common Stock, compounded annually from the fair market value on the grant date, from the grant date to the end of the option term.

Aggregate Option Exercises and Holdings and Year-End Values

  The following table presents information regarding options exercised during 1998 and options outstanding at December 31, 1998 for each of the executive officers named in the Summary Compensation Table:

                                                     Number of Shares
                                                  Underlying Unexercised     Value of Unexercised
                                                  Options at Fiscal Year-  In-the-Money Options Held
                           Shares                           End              at Fiscal Year-End(2)
                          Acquired      Value    ------------------------- -------------------------
          Name           on Exercise Realized(1) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ----------- ----------- ------------- ----------- -------------
Thomas N. Amonett.......      --          --        89,009      206,666         $0           $0
Howard S. Hoover, Jr....      --          --       156,280       25,120         $0           $0
Frank N. Menditch.......      --          --        35,300       41,200         $0           $0
Elliot Sokolow..........      --          --        33,740       34,960         $0           $0
John D. Held............      --          --        79,560       28,240         $0           $0
Hank Nicodemus..........      --          --        15,800       63,200         $0           $0

--------
(1) Value is calculated on the basis of the market value of the Company's Common Stock at the time of exercise, less the exercise price, multiplied by the number of shares underlying the options exercised.

(2) The closing price for the Common Stock as listed on the New York Stock Exchange on December 31, 1998 was $3.25. All of options outstanding held by individuals in the above table had exercise prices greater than $3.25.

Employment Agreements

  The Company has employment agreements with Messrs. Amonett, Sokolow, Menditch, Held and Nicodemus. Each of these agreements (i) provides for an annual minimum base salary, (ii) entitles the employee to participate in all the Company's compensation plans (as defined) in which executive officers of the Company participate and (iii) has a continuous three-year term subject to the right of either party to terminate the employee's employment at any time. If the employee's employment is terminated by the Company without cause (as defined) or by the employee with good reason (as defined), the employee will be entitled, during each of the years in the three-year period beginning on the termination date, to (i) periodic payments equal to his average annual cash compensation (as defined) from the Company, including bonuses, if any, during the two years (or such shorter period of employment) preceding the termination date and (ii) continued participation in all the Company's compensation plans (other than the granting of new awards under the incentive plan or any other performance-based plan). Except in the case of a termination for cause, any stock options previously granted to the employee under the incentive plan that have not been exercised and are outstanding as of the time immediately prior to the date of his termination will remain outstanding (and continue to become exercisable pursuant to their respective terms) until exercised or the expiration of their term, whichever is earlier. If a change of control (as defined) of the Company occurs, the employee may terminate his employment at any time during the 365-day period following that event and receive a lump sum payment equal to three times his highest annual base salary under the agreement (plus such amounts as may be necessary to hold the employee harmless from the consequences of any resulting excise or other similar purpose tax relating to "parachute payments" under the Internal Revenue Code of 1986, as amended). Each employment agreement contains a covenant limiting competition with the Company for a period of one year following termination of employment.

  The Company also had an employment agreement with terms substantially the same as those described above with Mr. Hoover through December 31, 1998. In settlement of the Company's obligations to Mr. Hoover under that agreement, effective as of January 1, 1999 Mr. Hoover became a part-time non-officer employee of the Company and the Company will pay Mr. Hoover $180,000 per annum until December 31, 2001. In addition, the Company will provide Mr. Hoover an office, certain administrative services and other items to which he would otherwise be entitled under his employment agreement until December 31, 2001.

  The Company also has employment agreements with other executive officers of the Company.

                               PERFORMANCE GRAPH

  The following graph compares the percentage change in the market value of the Company's Common Stock to the cumulative total stockholder return (change in stock price plus reinvested dividends) of the Standard & Poor's 500 Stock Index ("S&P 500 Index"), the Company's Current MG Industry Group 059-- Plumbing, Heating and Air Conditioning index published by Medial General Financial Services, Inc. (the "Current Industry Index") and the Company's previous MG Industry Group 636--General Contractors index published by Medial General Financial Services, Inc. (together with the Current Industry Index, the "Industry Indexes") for the period from September 25, 1996, the date immediately following the date of the IPO to December 31, 1998, assuming the investment of $100 on September 25, 1996 and the reinvestment of all dividends since that date to December 31, 1998.


                       [PERFORMANCE CHART APPEARS HERE]

                   9/25/96         12/31/96        12/31/97        12/31/98
ARS                 100.00           150.69           86.61          18.06
MG Group 059        100.00           115.14          131.50         147.76
MG Group 636        100.00           107.39           86.07          60.87
S&P Composite       100.00           108.34          144.48         185.77



Source: Media General Financial Services, Inc.

  The performance of the Company's Common Stock reflected above is not necessarily indicative of future performance of the Common Stock. The total return on investment for the period shown for the Company, the S&P 500 Index, and the Industry Indexes is based on the stock price or composite index at September 25, 1996.

  The performance graph appearing above shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Security Exchange Act of 1934, as amended (the "Exchange Act"), and shall not be deemed filed under either of such Acts except to the extent that the Company specifically incorporates this information by reference.

          REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Overview

  The Compensation Committee of the Board of Directors of ARS is responsible for establishing a general compensation policy for officers and employees of the Company, preparing any reports that may be required relating to officer compensation and approving any increases in director's fees.

  The Company's executive compensation program has been designed to assist the Company in attracting, motivating and retaining the executive talent necessary for the Company to maximize its return to stockholders. To this end, this program provides competitive compensation levels and incentive pay levels that vary based on corporate, business unit (for business unit positions) and individual performance.

  The Company's compensation program for executives consists of three key elements:

    a base salary,
    a performance-based annual bonus, and
    periodic grants of stock options.

  The Compensation Committee believes that this three-part approach best serves the interests of the Company and its stockholders. It enables the Company to meet the requirements of the highly competitive environment in which the Company operates while ensuring that executive officers are compensated in a way that advances both the short-term and long-term interests of stockholders. Under this approach, compensation for these officers involves a high proportion of pay that is "at risk" through the annual bonus and stock options.

Base Salary

  Base salaries for the Company's executive officers, as well as changes in such salaries, are based upon recommendations by the Company's Chief Executive Officer, taking into account such factors as competitive industry salaries, a subjective assessment of the nature of the position, and the contribution and experience of the officer. Performance for base salary purposes is assessed on a qualitative, rather than a quantitative, basis. No specific performance formula or weighting of factors is used in determining base salary levels.

Annual Bonus

  1998 Award Program. For the year ended December 31, 1998, the Compensation Committee approved an award program under the 1996 Incentive Plan for certain executive officers whose target awards were based on the Company's 1998 earnings per share. In 1998, the Company did not meet its 1998 earnings per share target. As a result, no awards were paid under the 1998 award program.

  1999 Award Program. As of the date of this report, the Compensation Committee has not approved an award program for the year ending December 31, 1999.

Stock Options

  In 1997, the Company adopted an incentive plan for employees other than executive officers and directors (collectively with the 1996 Incentive Plan, the "Incentive Plans"). The objectives of the Incentive Plans are to (i) attract and retain the services of key employees, qualified independent directors and qualified consultants and other independent contractors and (ii) encourage the sense of proprietorship in and stimulate the active interest of those persons in the development and financial success of the Company by making awards designed to provide participants in the Incentive Plans with a proprietary interest in the growth and performance of the Company.

  Stock options align the interests of employees and stockholders by providing value to the option holder through stock price appreciation only. In 1998, the Company granted a total of 873,971 options under the

Incentive Plans to officers and other employees of the Company. In all cases, the exercise price of the options was equivalent to or greater than the fair market value of the Common Stock at the time of those grants.

  The Compensation Committee expects that it will make future stock option awards periodically at its discretion based on recommendations of the Chief Executive Officer. Stock option grant sizes, in general, will be evaluated by regularly assessing competitive market practices and the overall performance of the Company. This posture with regard to stock options is intended to focus management's efforts on maximizing stockholder returns. However, the number of options granted to a particular participant is also based on the Company's historical financial success, its future business plans and the individual's position and level of responsibility within the Company. These factors are assessed subjectively and are not weighted.

1998 Chief Executive Officer Pay

  As described above, the Compensation Committee considers several factors in developing an executive compensation package. For the Chief Executive Officer, these factors include competitive market pay practices, performance level, experience, contributions toward achievement of strategic goals and the overall financial and operations success of the Company. Specific actions taken by the Compensation Committee regarding the Chief Executive Officer's compensation in 1998 are summarized below.

 Base Salary

  Thomas Amonett was appointed by the Board of Directors as Chief Executive Officer of the Company on October 31, 1997. Mr. Amonett's annual base salary rate for 1997 was $250,000, the same annual base salary rate of the Company's former Chief Executive Officer. For 1998 and for 1999, Mr. Amonett's base salary remained unchanged. Pursuant to his employment agreement, Mr. Amonett was entitled to an inflation-based cost of living increase to base salary on November 1, 1998 but he voluntarily waived this increase.

 Stock Options

  Mr. Amonett was not awarded any Company stock options in 1998.

  This report shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act or the Exchange Act and shall not be deemed filed under either of such statutes except to the extent that the Company specifically incorporates this information by reference.

  This report is furnished by the Compensation Committee of the Board of Directors.

                                          Nolan Lehmann (Chairman)
                                          Bobby Shackouls

Dated: March 25, 1999

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In 1998, American Residential Services of South Carolina, Inc. ("ARS of South Carolina"), a subsidiary of the Company, leased certain office and warehouse space under three leases from a partnership in which Gorden H. Timmons, a former officer and director of the Company during a portion of 1998, owns a 90% equity interest. The expiration dates of the three leases range from month-to-month to 2006. Aggregate annual 1998 rentals under the three leases totaled $254,200.

  In March 1998, the Company sold an office and warehouse property owned by ARS of South Carolina in Charleston, South Carolina to a company in which Mr. Timmons owns a 50% equity interest. The sales price was $1,755,000, which was paid in full at the closing. Immediately after the sale, ARS of South Carolina leased the property from Mr. Timmons' company under a triple-net seven-year lease, effective April 1, 1998. The aggregate annual rent to be paid by ARS of South Carolina under that lease is $155,625 and is not subject to increase during the seven-year term of the lease. The sale of the property and the terms of the lease were reviewed and approved by the Company's Board of Directors in March 1998 (with Mr. Timmons abstaining from voting). In making its determination to approve the sale and lease transactions, the Board of Directors reviewed the reports of an independent real estate appraisal firm which showed that the sales price was slightly higher than the appraised fair market value of the property, net of commissions, and the annual lease rental amount was slightly lower than the fair market value of the property.

  American Residential Services of Virginia, Inc., a subsidiary of the Company, leases office and warehouse space under four leases from a limited partnership owned by Frank N. Menditch, his brothers and trusts for the benefit of their children. Aggregate annual 1998 rentals under the leases, which expire in 2005, totaled $531,500 and will increase a minimum of 4% each year during the terms of the leases.

  American Residential Services of Florida, Inc. ("ARS of Florida"), a subsidiary of the Company, leases its principal office and warehouse space under two triple-net leases, one of which was entered into in 1998 from a limited partnership in which Elliot Sokolow owns an 80% interest. The aggregate annual rent paid by ARS of Florida in 1998 under the previously existing lease was $271,400, which will increase 5% per year during the term of the lease. In December 1998, ARS of Florida leased additional property contiguous to its existing facility from Mr. Sokolow's partnership under a second lease. Both leases will expire in May 2005. The annual rent to be paid by ARS of Florida under the second lease is $124,900 and is subject to increase 3% per year during the term of the lease. The terms of the new lease were reviewed and approved by the Company's Board of Directors in December 1998 (with Mr. Sokolow abstaining from voting). In making its determination to approve the lease transaction, the Board of Directors reviewed the report of an independent real estate appraisal firm, which showed that the annual lease rental amount was equal to the fair rental value of the property. The aggregate annual 1998 rentals under both leases was $281,800.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons holding more than 10% of a registered class of the Company's equity securities to file with the SEC and the New York Stock Exchange initial reports of ownership, reports of changes in ownership and annual reports of ownership of Common Stock and other equity securities of the Company. Such directors, officers and stockholders are also required to furnish the Company with copies of all such filed reports.

  Based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during 1998, the Company believes that all Section 16(a) reporting requirements related to the Company's directors and executive officers were timely fulfilled during 1998.

             INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER

  In considering the recommendation of the Board, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the Offer and the Merger that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Board was aware of these potential or actual conflicts of interest and considered them along with other matters described under Item 4 of the Schedule 14D-9 to which this Information Statement is attached.

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